Mail Stop 4561

June 4, 2008

Thomas J. Tolda
Executive Vice President and
Chief Financial Officer
East West Bancorp, Inc.
135 North Los Robles Ave.
Pasadena, California 91101

> **Re: East West Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-24939**

Dear Mr. Tolda:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief